VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, June 4, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING
If you would like to attend the Annual General Meeting to be held in-person at 7/F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.), or virtually on on June 8, 2026, at 9:30 p.m., local time, please register via the URL below:
https://meeting.vstocktransfer.com/JSTARJUNE26

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders - J-Star Holding Co., Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. To consider and approve the appointment of WWC, P.C. as auditors of the Company for the fiscal year ending December 31, 2026, and to authorize the audit committee of the Company to fix the remuneration of the auditors (the "Auditor Appointment Proposal").	☐	☐	☐
2. To consider and approve the re-election of the following persons as Directors of the Company, pursuant to the Company's Fifth Amended and Restated Memorandum and Articles of Association currently in effect (the "Existing M&A") (the "Election Proposals").			
2a. Jing-Bin Chiang be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2b. Ting-Pang Sung be re-elected as a non-executive director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2c. Ching-Chou Huang be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2d. Shen-Huei Wang be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and	☐	☐	☐
2e. Ping-Hong Lin be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal.	☐	☐	☐
3. To consider and approve that: A. the Company undertakes a share consolidation whereby: i. 13,953,333 issued Class A Ordinary Shares of a nominal or par value of US$0.50 each, held by the existing shareholders of the Company be consolidated into approximately 2,790,667 Class A Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A; ii. 16,046,667 authorized but unissued Class A Ordinary Shares of a nominal or par value of US$0.50 each in the capital of the Company be consolidated into approximately 3,209,333 Class A Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A; iii. 6,097,183 issued Class B Ordinary Shares of a nominal or par value of US$0.50 each, held by the existing shareholders of the Company be consolidated into approximately 1,219,437 Class B Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A; and iv. 93,902,817 authorized but unissued Class B Ordinary Shares of a nominal or par value of US$0.50 each in the capital of the Company be consolidated into approximately 18,780,563 Class B Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A, (collectively, (i) to (iv) above, the "Share Consolidation" and the "Share Consolidation Proposal"), B. pursuant to the Share Consolidation, the authorized share capital of the Company will be changed: FROM: US$65,000,000 divided into (i) 30,000,000 Class A Ordinary Shares of nominal or par value of US$0.50 each and (ii) 100,000,000 Class B Ordinary Shares of nominal or par value of US$0.50 each. TO: US$65,000,000 divided into (i) 6,000,000 Class A Ordinary Shares of nominal or par value of US$2.50 each and (ii) 20,000,000 Class B Ordinary Shares of nominal or par value of US$2.50 each. C. all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation. D. any director be authorized to do all other such acts and things as such director considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation Proposal, including determining the ratio and the exact time of each Share Consolidation.	☐	☐	☐
4. Subject to approval by the shareholders of Proposal 3, to consider and approve the authorized share capital of the Company to be increased with effect immediately after the Share Consolidation: FROM: US$65,000,000 divided into (i) 6,000,000 Class A Ordinary Shares of nominal or par value of US$2.50 each and (ii) 20,000,000 Class B Ordinary Shares of nominal or par value of US$2.50 each. TO: US$300,000,000 divided into (a) 60,000,000 Class A Ordinary Shares of nominal or par value of US$2.50 each and (b) 60,000,000 Class B Ordinary Shares of nominal or par value of US$2.50 each (the "Increase of Authorized Share Capital Proposal").	☐	☐	☐
5. To consider and approve that subject to the Share Consolidation Proposal, and the Increase of Authorized Share Capital Proposal taking effect, the proposed Sixth Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to the proxy statement, be adopted in its entirety and in substitution for and to the exclusion of the currently effective Fifth Amended and Restated Memorandum and Articles of Association of the Company (the "M&A Amendment Proposal").	☐	☐	☐

(PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE)

J-Star Holding Co., Ltd.
Annual General Meeting of Shareholders
June 8, 2026

Important Notice Regarding the Availability of Proxy Materials:
The Proxy Material for this Meeting is also available at:
https://ts.vstocktransfer.com/irhlogin/I-JSTAR

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

	FOR	AGAINST	ABSTAIN
6. To consider and approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve the proposals 1 to 5 above (the "Adjournment Proposal").	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

The undersigned hereby appoints Jing-Bin Chiang as proxy with full power of substitution, to represent and to vote as set forth herein all the Ordinary Shares of J-Star Holding Co., Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in the Proxy Statement.

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999